Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES TERMS OF PUBLIC OFFERING OF COMMON SHARES IN THE U.S.

February 4, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) (“Kimber” or the “Company”) is pleased to announce that further to its public announcement on December 15, 2009 that it had engaged Scarsdale Equities LLC (“Scarsdale”) as placement agent for an offering of common shares in the United States it has now entered into a placement agency agreement with Scarsdale to act as the exclusive placement agent to offer and sell on a best efforts basis 3,783,000 common shares of the Company (the “Offered Shares”) at a price of US$1.00 per Common Share in a registered direct offering (the “Offering”). Participation in the Offering is limited to residents of the United States. It is anticipated that the Offering will close on February 9, 2010 or shortly thereafter.

In addition, Kimber has granted Scarsdale the exclusive right to place in the aggregate up to a further 15% of the Offered Shares, being 567,450 common shares of the Company (the “Additional Shares”, together with the Offered Shares, the “Shares”), under the same terms and conditions as the Offered Shares, for a period of thirty (30) calendar days from the date of the final prospectus supplement filed in connection with the Offering.

Kimber has agreed to pay Scarsdale a placement fee equal to 4.5% of the gross proceeds received by the Corporation from the sale of the Shares.

The Company intends to allocate the net proceeds from the offering as follows:

(i)	for a preliminary economic assessment on the Monterde Property and potentially for related additional test work;

(ii)	for exploration, including possible drilling at the Pericones property;

(iii)	for further exploration of the Monterde Property; and

(iii)

to use any remaining net proceeds of the offering, including the net proceeds from the exercise of the Agent’s Option, if any, for working capital requirements and/or for other general corporate purposes.

Kimber has applied to have the Shares listed on the NYSE Amex and the Toronto Stock Exchange. The Offering is subject to certain customary terms and conditions, including NYSE Amex and Toronto Stock Exchange approval.

The Shares are being offered directly by the Company pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-151417) previously filed with the Securities and Exchange Commission. Copies of the prospectus supplement and accompanying base prospectus relating to the Offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, or from the placement agent at:

Attention: Prospectus Department
Scarsdale Equities LLC
10 Rockefeller Plaza, Suite 720
New York, New York 10020
Telephone: 646-825-4624
E-mail: prospectus@scarsdale-equities.com

Kimber has also filed a short form prospectus with the securities commission of British Columbia, in respect of the distribution of the Shares although no Shares will be offered or sold in any province or territory of Canada

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Kimber

Kimber owns mineral concessions in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Email: news@kimberresources.com

Forward looking statements
This press release may contain or refer to "forward-looking information" and “forward-looking statements” within the meaning of applicable United States and Canadian securities laws, which may include, but is not limited to, statements with respect to the prospective offering and proceeds from this offering, anticipated use of proceeds, regulatory approval of our planned offering and other plans, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, risks related to the completion of the offering, availability of financing, use of proceeds and the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We do not undertake to update forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in its public disclosure, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.